Exhibit 12.1

O’Reilly Automotive, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Fiscal Year
	2012	2011	2011	2010	2009	2008	2007
Earnings
Income before income taxes	$474,862	$383,156	$815,773	$689,373	$496,898	$302,532	$307,488
Fixed charges	66,030	58,112	121,157	132,210	138,920	83,266	27,590
Less: Capitalized interest	(2,613)	(2,378)	(4,666)	(5,133)	(6,715)	(2,318)	(2,554)

Adjusted earnings	$538,279	$438,890	$932,264	$816,450	$629,103	$383,480	$332,524

Fixed charges
Interest expense	$20,243	$13,342	$31,378	$35,847	$43,383	$24,372	$6,197
Amortization of debt issuance costs	641	530	1,453	8,559	8,508	4,084	80
Interest portion of rent expense	45,146	44,240	88,326	87,804	87,029	54,810	21,313

Total fixed charges	$66,030	$58,112	$121,157	$132,210	$138,920	$83,266	$27,590

Ratio of earnings to fixed charges	8.2x	7.6x	7.7x	6.2x	4.5x	4.6x	12.1x